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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        THE MERIDIAN RESOURCE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, OF $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58977Q109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Catherine A. Lamboley
             Vice President, General Counsel and Corporate Secretary
                                Shell Oil Company
                   910 Louisiana Street, Houston, Texas 77002
                                 (713) 241-4957
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58977Q109

--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Shell Oil Company

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  N/A

          (b)  N/A

--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions)

               00

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization

               Delaware

--------------------------------------------------------------------------------
               7.   Sole Voting Power             0
Number of
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power           7,082,030
Owned by
Each           -----------------------------------------------------------------
Reporting      9.   Sole Dispositive Power
Person With
               -----------------------------------------------------------------
               10.  Shared Dispositive Power      7,082,030

--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               7,082,030

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)

               14.8%

--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)

               CO

--------------------------------------------------------------------------------

CUSIP No. 58977Q109

--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Shell Louisiana Onshore Properties Inc.

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  N/A

          (b)  N/A

--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions)

               00

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization

               Delaware

--------------------------------------------------------------------------------
               7.   Sole Voting Power             0
Number of
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power           7,082,030
Owned by
Each           -----------------------------------------------------------------
Reporting      9.   Sole Dispositive Power
Person With
               -----------------------------------------------------------------
               10.  Shared Dispositive Power      7,082,030

--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               7,082,030

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)

               14.8%

--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)

               CO

--------------------------------------------------------------------------------

ITEM 2.           IDENTITY AND BACKGROUND

The first paragraph of Item 2 of the Schedule 13D filed by Shell Oil Company ("SOC") and Shell Louisiana Onshore Properties Inc. ("SLOPI" together with SOC, the "Reporting Entities"), as amended by Amendment No. 1, is hereby amended in its entirety to read as follows:

         This statement is being filed by Shell Louisiana Onshore Properties Inc., a Delaware corporation ("SLOPI"), and by Shell Oil Company, a Delaware corporation ("Shell Oil"). Over 93 percent of the issued and outstanding common stock of SLOPI is held by SWEPI LP ("SWEPI"), which in turn is controlled through indirect stock ownership by Shell Oil, which in turn is wholly owned by Shell Petroleum Inc., also a Delaware corporation. The shares of Shell Petroleum Inc. are directly or indirectly owned 60 percent by Royal Dutch Petroleum Company, The Hague, The Netherlands, and 40 percent by The "Shell" Transport and Trading Company, p.l.c., London, England. Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c., are holding companies which together directly or indirectly own securities of companies of the Royal Dutch/Shell group of companies, the members of which are severally engaged throughout the greater part of the world in oil, natural gas, chemicals, coal and other businesses.

The third paragraph of Item 2 of the Schedule 13D filed by the Reporting Entities, as amended by Amendment No. 1, is hereby amended in its entirety to read as follows:

         The address of the principal business and the principal office of SLOPI is 1105 North Market Street, Suite 1316, Wilmington, Delaware 19801. The address of the principal business and the principal office of Shell Oil is One Shell Plaza, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of SLOPI and Shell Oil.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D filed by the Reporting Entities, as amended by Amendment No. 1, is hereby supplemented by adding the following information:

         On December 18, 2000 Issuer delivered notice to SLOPI exercising Issuer's option to acquire 6,000,000 shares of the Common Stock and all of the Preferred Stock held by SLOPI for an aggregate cash purchase price of $114,000,000 (the "Option") pursuant to the terms and conditions of the Option and Standstill Agreement dated July 17, 2000 between SLOPI and the Issuer (the "Option Agreement"). Closing on the acquisition was held on January 29, 2001 (the "Closing Date").

ITEM 4.           PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D filed by the Reporting Entities, as amended by Amendment No. 1, is hereby supplemented by adding the following information:

         As of the Closing Date, SLOPI's designee resigned from the Board of Directors of the Issuer, and SLOPI and its affiliates relinquished, for a period of ten years after the Closing Date, any rights to propose any candidates for election to the Issuer's Board of Directors.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D filed by the Reporting Entities, as amended by Amendment No. 1, is hereby amended in its entirety to read as follows:

         As a result of the Issuer's exercise of the Option to purchase a portion of Issuer's shares held by SLOPI, through its direct holdings, SLOPI beneficially currently owns and has the power to vote and dispose of 7,082,030, or nearly 14.8% of the approximately 47,739,730 shares of Common Stock that remain outstanding after the exercise of the Option.

         Because SLOPI is an indirect subsidiary of Shell Oil, Shell Oil may also be deemed to own SLOPI's shares beneficially and to share in its voting power with respect thereto.

         Except as described herein, neither of the Reporting Entities, nor, to their knowledge, any of the Persons named in Schedule I hereto, has effected any transactions in the Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6(B) of the Schedule 13D filed by the Reporting Entities, as amended by Amendment No. 1, is hereby amended in its entirety to read as follows:

         B.       Agreements Effective upon Exercise of the Option

         As a result of Issuer's exercise of the Option, the following terms and agreements are effective between the Issuer and SLOPI.

                  1.       Pursuant to the Option Agreement,

                           a. As of the Closing Date SLOPI's designee resigned from the Board of Directors of the Issuer, and SLOPI and its affiliates relinquished for a period of ten years after the Closing Date, any rights to propose any candidates for election to the Issuer's Board of Directors.

                           b. For a period of ten years following the Closing Date, SLOPI shall not, and shall cause its affiliates not to, acquire any additional equity or debt securities or other interests in the Issuer or any of the Issuer's securities, unless such acquisition is approved in advance by the Issuer's Board of Directors.

                           c. For a period of 90 days following the Closing Date, SLOPI and its affiliates shall not offer, sell or contract to sell, or otherwise transfer or dispose of, or announce any offering of any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, except for transfers to affiliates of SLOPI, or pursuant to any merger, consolidation or compulsory share exchange transaction in which the Issuer is a constituent corporation.

                           d. As of the Closing Date, the Issuer and SLOPI and its affiliates mutually released each other from any claims arising from or based upon the

                                    Agreement and Plan of Merger dated as of May
                                    27, 1998, except for certain express
                                    provisions thereof and other agreements.

                  2. Pursuant to the Termination Agreement between SLOPI and the Issuer dated as of the Closing Date, the Issuer and SLOPI terminated the Stock Rights Agreement and the Existing Registration Rights Agreement.

                  3. SLOPI and the Issuer executed and delivered the Registration Rights Agreement at the Closing Date, whereby SLOPI may require the Issuer to file two registration statements under the Securities Act of 1933, as amended, to permit sales by SLOPI of shares of Common Stock of the Issuer, and to permit SLOPI to participate in sales of Common Stock where the Issuer proposes to file any such registration statement.

                  4. At the Closing Date, the Issuer and American Stock Transfer & Trust Co. executed and delivered Amendment No. 1 to the Rights Agreement, the effect of which is to render SLOPI and its Affiliates subject to such agreement.

Item 6(C) of the Schedule 13D filed by the Reporting Entities, as amended by Amendment No. 1, is hereby supplemented to read as follows:

         C.       Incorporation by Reference

                  The foregoing descriptions of the Termination Agreement, the Registration Rights Agreement and Amendment No. 1 to the Rights Agreement, including the exhibits thereto, summarize provisions which are complex and detailed. As a necessary result, the summary descriptions are, in a manner not essential to a general understanding of the agreements, imprecise or lacking in certain detail. Accordingly the exhibits to this statement supplement the foregoing, are hereby incorporated by reference, and should be directly referenced in order to better assess the precise scope, operation and nature of the agreement reached between SLOPI and the Issuer with respect to their subject matter. To the extent that any exhibit is inconsistent with or supplements the summary descriptions, the summary descriptions are deemed modified thereby.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.1 Termination Agreement dated January 29, 2001 between the Issuer and SLOPI.

Exhibit 1.2 Registration Rights Agreement dated January 29, 2001 between the Issuer and SLOPI.

Exhibit 1.3 Amendment No. 1 to the Rights Agreement dated January 29, 2001 between the Issuer and American Stock Transfer & Trust Co.

Exhibit 1.4       Resignation of SLOPI designee from Issuer's Board of
                  Directors.

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


January 29, 2001


                                        SHELL LOUISIANA ONSHORE PROPERTIES INC.



                                        By:    /s/ R. V. Deere
                                           -------------------------------------
                                        Name:  R. V. Deere
                                        Title: Treasurer


                                        SHELL OIL COMPANY


                                        By:    /s/ Catherine A. Lamboley
                                           -------------------------------------
                                        Name:  Catherine A. Lamboley
                                        Title: General Counsel and Corporate
                                                 Secretary, Vice President

                               AMENDED SCHEDULE I

The original Schedule I as amended by Amendment No. 1 is hereby amended in its entirety as follows:

                        DIRECTORS AND EXECUTIVE OFFICERS
                     SHELL LOUISIANA ONSHORE PROPERTIES INC.

                                                               POSITION
NAME AND ADDRESS                              CITIZENSHIP      OCCUPATION
----------------                              -----------      ----------

W. van de Vijver                                Dutch          Chairman, President and CEO, SLOPI
910 Louisiana                                                  President and CEO, Shell Exploration &
Houston, Texas 77002                                           Production Company

R. V. Deere                                     U.S.A.         Director, Treasurer and Controller, SLOPI
910 Louisiana                                                  Controller, Shell Exploration & Production
Houston, Texas 77002                                           Company

D. W. Dupert                                    U.S.A.         Director, SLOPI
1105 North Market Street                                       President, Delaware Corporate Management
Wilmington, Delaware 19801

J. R. Eagan                                     U.S.A.         Director, Executive Vice President - Finance
910 Louisiana Street                                           and Chief Financial Officer, SLOPI
Houston, Texas 77002                                           Executive Vice President - Finance and Chief
                                                               Financial Officer, Shell Exploration &
                                                               Production Company

W. T. Mooney                                    U.S.A.         Director and Vice President - Tax, SLOPI
910 Louisiana Street                                           Vice President - Tax, Shell Exploration & Production
Houston, Texas 77002                                           Company

R. J. Ferris                                    U.S.A.         Director and Assistant Treasurer, SLOPI
1105 North Market Street                                       Retired
Wilmington, Delaware 19801

D. T. Lawrence                                  U.S.A.         Executive Vice President - Exploration and
910 Louisiana Street                                           Development, SLOPI
Houston, Texas 77002                                           Executive Vice President - Exploration and
                                                               Development, Shell Exploration & Production
                                                               Company

J. A. Berget                                  Norwegian        Executive Vice President - Production and
910 Louisiana Street                                           Surveillance, SLOPI
Houston, Texas 77002                                           Executive Vice President - Production and
                                                               Surveillance, Shell Exploration & Production
                                                               Company

M. E. Odum                                      U.S.A.         Executive Vice President - Business
910 Louisiana Street                                           Development and Technology, SLOPI
Houston, Texas 77002                                           Executive Vice President - Business
                                                               Development and Technology, Shell
                                                               Exploration & Production Company

K. T. Jarvi                                     U.S.A.         Vice President - Legal, SLOPI
910 Louisiana Street                                           Vice President - Legal, Shell Exploration &
Houston, Texas 77002                                           Production Company

                        DIRECTORS AND EXECUTIVE OFFICERS
                                SHELL OIL COMPANY

                                                                POSITION
NAME AND ADDRESS                               CITIZENSHIP      OCCUPATION
----------------                               -----------      ----------
Joseph E. Antonini                                U.S.A.        Director
1800 W. Maple Road                                              Retired Chairman, President
Troy, Michigan 48084                                            and CEO Kmart Corporation

Rand V. Araskog                                   U.S.A.        Director
125 Worth Avenue, Suite 300                                     Retired Chairman and CEO
Palm Beach, Florida 33480                                       ITT Corporation

Robert F. Daniell                                 U.S.A.        Director
United Technologies Bldg                                        Retired Chairman
755 Main Street                                                 United Technologies Corporation
One Financial Plaza
Hartford, Connecticut 06101

Vilma S. Martinez                                 U.S.A.        Director
Munger, Tolles & Olson                                          Attorney (Partner)
355 S. Grand Avenue, 35th Floor                                 Munger, Tolles & Olson
Los Angeles, California 90071-1560

Steven L. Miller                                  U.S.A.        Chairman of the Board
910 Louisiana Street                                            President and CEO
Houston, Texas 77002                                            Shell Oil Company

Sir Mark Moody-Stuart                            England        Director
2 York Road                                                     Chairman and a Managing Director
Shell Centre                                                    The "Shell" Transport and Trading
London, England SE1 7NA                                         Company p.l.c.

Harold A. Poling                                  U.S.A.        Director Emeritus
Ford Motor Company                                              Retired Chairman and CEO
Fairlane Plaza North                                            Ford Motor Company
290 Town Center Drive, Suite 322
Dearborn, MI 48126

General Gordon R. Sullivan                        U.S.A.        Director
2425 Wilson Blvd.                                               President
Arlington, VA 22201                                             Association of the U. S. Army


John F. Woodhouse                                 U.S.A.        Director
1390 Enclave Parkway                                            Senior Chairman
Houston, Texas 77077-2099                                       Sysco Corporation

S. M. Borches                                     U.S.A.        Vice President (Corporate Affairs)
910 Louisiana Street
Houston, Texas 77002

N. J. Caruso                                      U.S.A.        Vice President - Finance and
910 Louisiana Street                                            Chief Financial Officer
Houston, Texas 77002

C. A. Lamboley                                    U.S.A.        Vice President,
910 Louisiana Street                                            General Counsel and Corporate Secretary
Houston, Texas 77002

D. H. Ohle                                        U.S.A.        Vice President (Human Resources)
910 Louisiana Street
Houston, Texas 77002

P. M. Dreckman                                    U.S.A.        Vice President and General Tax Counsel
910 Louisiana Street
Houston, Texas 77002

S. E. Ward                                        U.S.A.        Vice President (Government Affairs)
1401 Eye Street, N.W., Suite 1030
Washington, D.C. 20005

G. R. Hullinger                                   U.S.A.        Controller
910 Louisiana Street
Houston, Texas 77002

R. W. Leftwich                                    U.S.A.        Treasurer
910 Louisiana Street
Houston, Texas 77002

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

   1.1 Termination Agreement dated January 29, 2001 between the Issuer and SLOPI.

   1.2 Registration Rights Agreement dated January 29, 2001 between the Issuer and SLOPI.

   1.3                   Amendment No. 1 to the Rights Agreement dated January
                         29, 2001 between the Issuer and American Stock Transfer
                         & Trust Co.

   1.4                   Resignation of SLOPI designee from Issuer's Board of
                         Directors.